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                                                                  Exhibit (a)(3)

                   [KLLM Transport Services, Inc. Letterhead]

                                                                    June 2, 2000
Dear Fellow Stockholders:

     We are pleased to inform you that on May 26, 2000, KLLM Transport Services, Inc. (the "Company") entered into a Plan and Agreement of Merger (the "Merger Agreement") with High Road Acquisition Corp., a Delaware corporation ("Parent") and High Road Acquisition Subsidiary Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), pursuant to which Purchaser has today commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's common stock, $1.00 par value per share (the "Common Stock"), together with the associated preferred share purchase rights issuable pursuant to the Stockholder Protection Rights Agreement, dated as of February 13, 1997, between the Company and Harris Trust and Savings Bank, as successor rights agent, as amended by the Amendment No. 1 thereto, dated as of May 25, 2000 (collectively, the "Shares"), for $8.05 per Share in cash. Under the Merger Agreement and subject to the terms thereof, following the Offer, Purchaser will be merged with and into the Company (the "Merger") and all Shares not purchased in the Offer (other than Shares owned by Parent, Purchaser, any of their respective subsidiaries, the Company or its subsidiary, which Shares will be cancelled, and Shares, if any, held by dissenting stockholders) will be converted into the right to receive $8.05 per Share in cash.

     Your Board of Directors has (1) determined that the Offer and the Merger are in the best interests of the Company's stockholders and (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The KLLM Board of Directors recommends that KLLM's stockholders accept the Offer and tender their Shares pursuant to the Offer.

     In arriving at its recommendation, the Company's Board gave careful consideration to a number of factors described in the attached Schedule 14D-9 which has been filed today with the Securities and Exchange Commission, including, among other things, the opinion, dated May 25, 2000, of Morgan Keegan & Company, Inc., the Company's financial advisor, to the effect that, as of such date, based on and subject to the assumptions, limitations and qualifications set forth in its written opinion, the consideration to be received by holders of Shares pursuant to the Merger Agreement was fair to such stockholders from a financial point of view. In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated June 2, 2000, of Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully.

                              Sincerely,

                              /s/ Leland R. Speed
                              ---------------------------------
                              Leland R. Speed
                              Chairman of the Special Committee
                              of the Board of Directors